UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                         Commission File Number: 0-14394


(Check One): [X] Form 10-K  [  ] Form 11-K [  ] Form 20-F [  ] Form 10-Q
             [ ] Form N-SAR

For Period Ended:   February 23, 1997


[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:


         Nothing in this form shall be construed to imply that the commission has verified any information herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         Part I. Registrant Information

Full name of registrant:   Town & Country Corporation
Former Name (if applicable):
Address of principal executive office (Street and number): 25 Union Street City, State and Zip Code: Chelsea, Massachusetts 02150



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                        Part II. Rule 12-b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check the appropriate box.)

[X]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b) The subject annual report, semi-annual report, transition report on
Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable

                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed period. (attach extra sheets of needed.)

         Town & Country Corporation (the "Company") is unable to meet its filing date for the Form 10-K for the year ended February 23, 1997 without unreasonable effort or expense. The Company has requested further advice from its accountants, legal counsel and unrelated third parties regarding certain matters which impact the Company's Form 10-K and financial disclosure to be included therein. As such, the Company is requesting an extension on this Form 12b-25. The Company intends to file the Form 10-K within the time period specified by Rule 12b-25 of the Securities and Exchange Act of 1934, as amended.


                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification:
                   Robert C. MacCready                (617) 884 - 8500

         (2) Have all other periodic reports required under Section 13 or 14(d) of the Securities and Exchange act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 Months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports.
                                                                [X] Yes  [  ] No


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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                               [X] Yes  [  ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company currently anticipates that its operating loss will be approximately $54.8 million for the year ended February 23, 1997 as compared to income from operations of approximately $11.0 million for the year ended February 25, 1996. The Company also currently anticipates that it will have a net loss of approximately $62.3 million for the year ended February 23, 1997 as compared to a net loss of approximately $1.9 million for the year ended February 25, 1996.


--------------------------------------------------------------------------------
TOWN & COUNTRY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME OPERATIONS
(Unaudited)
--------------------------------------------------------------------------------
                                                 Twelve Months Ended
                                          February 23,         February 25,
                                              1997                 1996
                                        -----------------    -----------------
Net sales                                 $ 209,152,862      $  250,577,816

Income /(loss) from operations              (54,782,101)         11,029,021

Net income/(loss)                         $ (62,278,035)     $   (1,866,114)

--------------------------------------------------------------------------------
Income/(loss) attributable to             $ (63,018,708)     $   (2,905,916)
  common stockholders

--------------------------------------------------------------------------------

Income/(loss) per common share            $       (2.47)     $        (0.12)

Weighted average common and                  25,504,218          23,769,323
 common equivalent shares outstanding
--------------------------------------------------------------------------------



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TOWN & COUNTRY CORPORATION (name of registrant as specified in charter) has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    May 27, 1997                        By:   /s/ Veronica Zsolcsak
                                                ------------------------
                                                   Veronica Zsolcsak
                                                   Chief Financial Officer


         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

         Intentional misstatements or ommissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)